Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-194778) and related Prospectus of Crestwood Midstream Partners LP for the registration of common units and to the incorporation by reference therein of our reports dated February 28, 2014, with respect to the consolidated financial statements of Crestwood Midstream Partners LP as of and for the year ended December 31, 2013 and the effectiveness of internal control over financial reporting of Crestwood Midstream Partners LP included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 1, 2014